Exhibit 99.53

LARGO RESOURCES LTD.

CERTIFICATE

Reference is made to the special meeting (the “Meeting”) of holders of common shares of Largo Resources Inc. (“Largo”) scheduled to be held on March 1, 2021.

I, Ernest Cleave, Chief Financial Officer, hereby certify, in my capacity as an officer of Largo, for and on behalf of Largo, and not in my personal capacity, that:

1.                                      Largo has arranged to have proxy-related materials for the Meeting sent in compliance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101.

2.                                      Largo has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in Item 1 above in connection with the Meeting.

3.             Largo is relying upon Section 2.20 of NI 54-101.

DATED February 5, 2021.

LARGO RESOURCES LTD.

By:	“Ernest Cleave”
Ernest Cleave
Chief Financial Officer